Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

September 15, 2021

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
Mr. DeCarlo McLaren
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Pacer Funds Trust (the “Trust”)
File No. 333-258895
Form N-14 for the Pacer Pacific Asset Floating Rate High Income ETF

Dear Ms. Rotter and Mr. McLaren:
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Registration Statement filed on Form N-14 on August 18 2021 (the “N-14”) with respect to the reorganization (the “Reorganization”) of the Pacific Global Senior Loan ETF (the “Target Fund”), a series of Pacific Global ETF Trust, into the Pacer Pacific Asset Floating Rate High Income ETF (the “Acquiring Fund”), a newly created series of the Trust.
For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the N-14.
Accounting Comments
1.Staff Comment: With respect to the Summary Comparison of the Funds section, please remove the brackets from the Example table and confirm supplementally that this will be corrected in a pre-effective amendment.
Response: The requested change has been made and the Trust so confirms.
2.Staff Comment: The Staff notes that the N-14 is not eligible for automatic effectiveness due to the capitalization table not having been completed in the filing. Please file a delaying amendment and a pre-effective amendment to the N-14 on or prior to the effective date. In addition, please supplementally provide a completed capitalization table that is dated within 30 days of filing the pre-effective amendment.
Response: The Trust filed a delaying amendment to the N-14 on August 31, 2021. The completed market capitalization table is shown in the attached Appendix A.

3.Staff Comment: With respect to Appendix B - Financial Highlights of the Target Fund, you state that “The Acquiring Fund will adopt the financial statements of the Target Fund, the accounting survivor of the Reorganization.” Please confirm in correspondence that the disclosure will be updated in a pre-effective amendment to state “The Acquiring Fund will adopt the financial performance of the Target Fund, the accounting and performance survivor of the Reorganization.”
Response: The requested change has been made and the Trust so confirms.
4.Staff Comment: Please consider disclosing in a pre-effective amendment the amount of the reorganization costs and the amount each entity will be paying.
Response: The Trust notes that the cost of the reorganization will be included in the pre-effective amendment under the “Solicitation of Proxies” and “Board Considerations” sections. The Trust has revised the disclosure to state that all expenses relating to the proposed Reorganization, which are estimated to be $50,000, whether or not consummated, will be equally borne by Pacific Global and Pacer Advisors.
Legal Comments
5.Staff Comment: Under the “Questions & Answers” section, regarding the third bullet point under the “How does the Pacific Global Trust Board of Trustees recommend that I vote?” question, please indicate that the Sub-Advisor will remain the same, not the portfolio managers who managed the Target Fund.
Response: The requested change has been made.
6.Staff Comment: In the same section, under “How will the Reorganization work?”, please present the response in a tabular form.
Response: The requested change has been made.
7.Staff Comment: With regard to “Fund Performance - Summary Comparison of the Funds,” the Staff notes that the Target Fund included an additional index. If the Fund includes information for one or more other indexes in addition to the required broad-based securities market index, disclose information about the additional index in the narrative explanation accompanying the bar chart and table. See Instruction 2(b) to Item 4(b)(2) of Form N-1A.
Response: The following disclosure has been added: “The table shows how the Target Fund’s performance compares to the S&P 500 Index, which is a broad-based, unmanaged measurement of changes in stock market conditions based on the average of 500 widely held common stocks. The table also shows how the Target Fund’s performance compares to the S&P/LSTA U.S. Leveraged Loan 100 Index, which is an index designed to track the market-weighted performance of the largest institutional leveraged loans based on market weightings, spreads and interest payments. Both the bar chart and the table assume the reinvestment of all dividends and distributions.”
8.Staff Comment: Under the “Principal Risks” section, please disclose in the Floating Rate Loan Risk that bank loans may not be securities and therefore, may not be afforded the protections of the federal securities laws.
Response: The following disclosure has been added: “Such loans may not be considered securities and, therefore, may not be afforded the protections of the federal securities laws.”

9.Staff Comment: Under the Principal Risks section, please revise the disclosure to address securities held by the Fund that trade on foreign exchanges.
Response: The following disclosure has been added: “Certain securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, and the Fund may experience premiums and discounts greater than those of domestic ETFs.”
10.Staff Comment: In the “Board Considerations” section, please disclose any considerations discussed by the Board that were adverse to the Reorganization.
Response: The Trust confirms that the Board did not have any adverse considerations to the Reorganization to note.
11.Staff Comment: In the “Effect of Abstentions and Broker ‘Non-Votes’” section, the Staff notes mergers are considered to be non-routine, therefore, please remove disclosure regarding the effect of broker non votes because there should not be any broker non-votes.
Response: The requested change has been made.
12.Staff Comment: With respect to “Solicitation of Proxies,” it is noted that Pacific Global and Pacer Advisors will equally bear the expenses of the reorganization. Also disclose if this includes portfolio repositioning costs and fees, disclose such costs not included.
Response: The Trust supplementally notes that the Sub-Adviser does not anticipate repositioning the Fund’s portfolio prior to or immediately following the Reorganization, other than the normal course of portfolio management. Therefore, the Trust respectfully declines to make this change.
13.Staff Comment: In Appendix B - Financial Highlights, the Target Fund discloses recouped fees. Please supplementally confirm whether the right of recoupment will survive the Reorganization.
Response: The Trust confirms that the right of recoupment will not survive the Reorganization.

*	*	*

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust

Appendix A
The capitalization of the Target Fund as of August 27, 2021 and the Acquiring Fund’s pro forma combined capitalization as of that date, after giving effect to the Reorganization, are as follows:

(unaudited)	Target Fund Shares	Pro forma Acquiring Fund Shares
Net Assets	$31,711,855	$31,711,855
Shares Outstanding	650,000	650,000
Net Asset Value per Share	$48.79	$48.79